

GW Chew

I have seen the rapid growth of The Vegan Mob since its inception, and they has proven to be one the best vegan restaurants in the US. The food is amazingly delicious, and the Toriano Gordon has a true passion to do "good for the hood." I have been a restauranteur and food manufacturer for over 12 years and I have never seen a restaurant experience this much success in so little time. I expect to see The Vegan Mob grow in leaps in bounds in the near future!

Invested $1,000 this round

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